Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in Amendment No. 1 to the Registration Statement on Form S-4 of FORM Holdings, Corp. (formerly Vringo, Inc.) of our report dated March 10, 2016 on our audit of the consolidated financial statements of Vringo, Inc. and subsidiaries as of December 31, 2015 and for the year then ended with reference to our unqualified opinion on our audit of the effectiveness of internal control over financial reporting of Vringo, Inc. and subsidiaries as of December 31, 2015, dated March 10, 2016, not separately included herein. We also consent to the reference to our firm under the caption “Experts”.

/s/ CohnReznick LLP

Jericho, New York

October 25, 2016